Exhibit 99.1

OneSmart International Education Group Limited Announces Unaudited Financial Results for the First Fiscal Quarter Ended November 30, 2019

Quarterly results:

New Students Increased by 53.5% Year-over-Year

Net Revenues Increased by 23.2% Year-over-Year

Consumed Class Units Increased by 21.4% Year-over-Year

SHANGHAI, February 19, 2020 /PRNewswire/ — OneSmart International Education Group Limited (NYSE: ONE) (“OneSmart” or the “Company”), a leading premium K-12 after-school education service provider in China, today announced its unaudited financial results for the first fiscal quarter ended November 30, 2019.

Highlights for the First Fiscal Quarter Ended November 30, 2019

•                      Net revenues increased by 23.2% year-over-year to 797.2 million (US$113.4 million)

•                      Net revenues from OneSmart VIP business increased by 23.8% year-over-year to RMB601.2 million (US$85.5 million)

•                      Net revenues from HappyMath business increased by 7.1% year-over-year to RMB114.0 million (US$16.2 million)

•                      Net revenues from FasTrack English business increased by 54.3% year-over-year to RMB48.5 million (US$6.9 million)

•                      Number of new students increased by 53.5% Year-over-year:

•                      Number of new students for OneSmart VIP business increased by 50.5% year-over-year

•                      Number of new students for HappyMath business increased by 132.2% year-over-year

•                      Number of new students for FasTrack English business increased by 82.8% year-over-year

Mr. Steve Zhang, Chairman and Chief Executive Officer of OneSmart, commented, “We would like to extend our sincere care and deep concern to the people including our students and families who are being affected by the coronavirus outbreak in Wuhan and many other cities of China. Despite the short-term challenges, we remain confident on growth prospect of our business and the ability of our highly effective personalized teaching programs to help improve learning experience and outcome. The situation requires us to accelerate the expansion of our online platform, OneSmart Online. The online platform was built on deep understanding of online education demand and learning of online products and technologies through a number of online businesses that we invested in over the last five years. OneSmart Online will focus on providing premium personalized education services as a supplement to our existing offline premium programs. While the new platform has been playing a critical role in smoothly switching majority of our teaching activities from offline to online to tackle the situation, we expect it to continue to gain market traction in the medium to long term as it strategically broaden our addressable markets to more students and more cities that our offline model cannot yet sufficiently cover. Going forward, our offline centers will continue to focus on tier-1 and major tier-2 cities, while our online platform will expand into the vast lower tier cities. I am very confident that with our well recognized brand, improved teacher quality, operational efficiencies and continuous investment in technology, we will replicate our offline success to online space and build the largest premium online education platform in China.”

The following are key highlights of business development during the first fiscal quarter of 2020:

OneSmart VIP business (Premium K-12 1-on-1 training services)

•                      Launched Elite 1-on-1 education services, which is priced 40% higher than regular product as an upgraded version supported by higher quality teachers and more premium services provided through new technologies, to address the consumption upgrade demand in tier-1 and major tier-2 cities; The new product is well received by students and has booked cash sales of over RMB 40 million for the initial two months of operations;

•                      Net revenues outside Shanghai grew by 37.2% year-over-year and its share of total revenue increased to 45% compared with 41% the same period last year; and

•                      Net revenues of International Education program (premium 1-on-1 training services for students attending international schools) grew by 205% year-over-year.

HappyMath (Premium young children math education programs)

•                      To adapt to the regulatory changes on school admission practices particularly in Shanghai, we launched AI-Math program to address a broader market demand. We added AI powered software and hardware systems. The new programs have attracted 132.2% year-over-year growth of new students than same quarter last year, while the existing students signed up for the earlier version of programs have been quickly running off. This reshuffling of target student base resulted in temporarily lower growth rates. This represents a healthy structural change and more sustainable growth going forward;

•                      Cash sales increased by 191.0% year-over-year; and

•                      Our recently launched Elite program, which is priced 30% higher than regular product and aims to advance math scores while learning English at the same time, has received positive feedback by our students and expected to generate sizable growth in the near future.

FasTrack English (Premium young children English education programs)

•                      The business continues to record rapid growth driven by strong market demand and we will continue to focus on cities in Yangtze River Delta to strengthen our advantage position. Net revenues from cites in Yangtze River Delta region grew by 73.0% year-over-year;

•                      We launched a FasTrack Elite program, priced 40% higher than regular product, provides upgraded content and services by leveraging new technologies. The program has been well received by students and parents; and

•                      We launched i-makii, an interactive APP to connect school directors, teachers, students and their parents to enable enhanced services and offer access to recorded classes for parents to review after classes.

OneSmart Online (Premium online education services)

•                      We continue to enhance OneSmart Online products and technologies. We are currently developing our next generation of AI-powered smart assessment and teaching system to create more effective online learning experience;

•                      We jointly tested OMO (“Online Merge Offline”) model in multiple cities of China since the beginning of 2019 with Yimi Online Tutoring, a leading premium online 1on1 tutoring services provider that we hold a minority stake. The initiative received positive outcome and validated profitability of the OMO model; and

•                      We are rolling out OneSmart Online OMO model in more than 10 cities. We have received strong initial results and plan to roll out to more cities in next phases.

Key Financial Results

(In thousands/RMB)

	1Q FY2020	1Q FY2019	% of change
Net revenues	797,200	646,977	23.2%
Gross profit	280,641	260,392	7.8%
Operating loss	(114,698)	(61,069)	NA
Non-GAAP operating loss	(86,776)	(42,888)	NA
Net loss attributable to OneSmart	(89,933)	(16,307)	NA
Non-GAAP net income (loss) attributable to OneSmart	(62,011)	1,874	NA

Mr. Greg Zuo, OneSmart’s Director, Chief Financial Officer and Chief Strategic Officer added, “OneSmart is committed to make every effort to ensure the continuity of quality learning by our students. Thanks to the solid performance of OneSmart Online platform, we have successfully converted majority of our offline students to online platform just within the first two weeks since the beginning of February when the initiative started. So far our students for the main VIP business are taking our online classes more than twice as frequently as they took offline classes previously. We expect the conversion trend to continue during the rest of virus outbreak period. To actively manage the short term impact, we have implemented temporary cost and expenses control policy. Some of these measures may have a prolonged positive impact to the margin expansion trend that we expect.

OneSmart Online is a critical part of our long-term strategy. We have invested significant amount of capital to improve OneSmart Online platform and we will continue to expand its online offerings to existing and broader student base in more cities of China. OneSmart Online offers compelling value proposition by bringing convenience, quality teacher, program flexibility and enhanced value to our students. Its OMO offerings, which we are rolling out to more than 10 cities in China, enables us to address a larger market to reach to students in cities where our current physical centers cannot sufficiently cover, as well as students in lower tier cities that we have not entered. We are excited for the opportunities to generate sizable incremental growth through online channel in the near future. For our traditional offline business, we expect to drive growth momentum by upgrading to more premium Elite products, scaling up the top 20 cites for economy of scale and the continuing ramp-up of the 237 centers opened in FY18 and FY19, which is on track as of FY20Q1”

Recent Development

Management Team Reinforcement

OneSmart has made tremendous efforts to build up its senior management team to lay the foundation for the growth of the next decade. The Company recently made a series of announcements of new leadership, including the appointment of Mr. Shi Tuanwei as Chief Technology Officer who has extensive experience in leading research and development initiatives for online services, Mr. Jinshu Ke as Chief Education Officer who has over 25 years of experiences across government relations and education sector experience, and Mr. Todd (Yong) Liang as Chief Human Resources Officer who has over 20 years of experience in human resource management in respected global companies. With the rest of our leadership team remains stable and committed, the reinforced management team reflects the Company’s position as a leading premium education service provider in both offline and online space, its commitment to optimize operations to improve customer satisfaction and core competency.

Charitable Causes Associated with the Coronavirus Outbreak in China

The Company has been taking an active role in charitable initiatives together with local authorities and its strategic partners. It has made series of contributions through various channels including the donation of RMB 18 million worth of online classes to children of medical professionals, donation of over RMB 20 million worth of online classes to students in Wuhan, and the establishment of Medical Angel Hero Charity Fund to support medical professionals and their children.

Financial Results for the First Fiscal Quarter Ended November 30, 2019

Net Revenues

Net revenues were RMB797.2 million (US$113.4 million), an increase of 23.2% from RMB647.0 million during the same period last year. The increase was mainly attributable to the growth of consumed class units and increased unit prices, coupled with the incremental volume from online platform. Consumed class units increased by 21.4% compared with the same period last year.

Operating Costs and Expenses

Operating costs and expenses for the quarter were RMB 911.9 million (US$129.7 million), an increase of 28.8% from RMB708.0 million during the same period last year. Non-GAAP operating costs and expenses, which excludes share-based compensation expenses, were RMB884.0 million (US$125.7 million), an increase of 28.1% from RMB689.9 million during the same period last year.

•                      Cost of revenues increased by 33.6% year-over-year to RMB516.6 million (US$73.5 million). We increased teacher compensation to attract higher quality teachers to support the development of OneSmart Online and enhanced premium products we recently launched, added rental costs to comply with new regulatory requirements and to upgrade the learning centers;

•                      Selling and marketing expenses increased by 17.1% year-over-year to RMB194.9 million (US$27.7 million). Non-GAAP selling and marketing expenses, which excludes share-based compensation expenses, were RMB194.8 million (US$27.7 million), an increase of 17.3% from RMB166.0 million during the same period last year. The increase was as a result of sales and marketing activities to support new student enrollments growth and adoption of more effective sales and marketing channels;

•                      General and administrative expenses increased by 29.3% year-over-year to RMB200.4 million (US$28.5 million). Non-GAAP general and administrative expenses, which excludes share-based compensation, were RMB172.7 million (US$24.6 million), an increase of 25.8% from RMB137.3 million during the same period last year. The increase was primarily due to increased R&D and associated spending for OneSmart Online and related development.

Total share-based compensation expenses, which were allocated to related operating expenses, were RMB27.9 million (US$4.0 million) in the first fiscal quarter of 2020, compared with RMB18.2 million in the same period of the prior fiscal year.

Operating Loss and Operating Margin

Operating loss for the quarter was RMB114.7 million (US$16.3 million), compared with operating loss of RMB61.1 million in the same period of the prior fiscal year. Non-GAAP operating loss, which excludes shared-based compensation, was RMB86.8 million (US$12.3 million), compared with Non-GAAP operating loss of RMB42.9 million during the same period of the prior fiscal year.

Operating margin for the quarter was -14.4%, compared with -9.4% in the same period of the prior fiscal year. Non-GAAP operating margin was -10.9%, compared with -6.6% during the same period last year. If excludes the financial impact of increased teacher compensation, higher rental cost and R&D spending to support online products development, non-GAAP Operating Margin would have been -3.9% for FY20Q1.

Other income, which mainly represents government subsidies and other gains, was RMB10.1 million (US$1.4 million), compared with RMB17.1 million during the same period last year.

Income tax benefit was RMB3.4 million (US$0.5 million), compared with RMB2.5 million income tax expense during the same period last year.

Net Income/Loss Attributable to OneSmart

Net loss attributable to OneSmart was RMB89.9 million (US$12.8 million), compared with net loss of RMB16.3 million during the same period last year. Non-GAAP net loss attributable to OneSmart was RMB62.0 million (US$8.8 million), compared with net income of RMB1.9 million during the same period last year. The change was mainly due to the rise of teacher compensation, rent, general and administrative expenses, and interest expenses.

Capital Expenditures

Capital expenditures for the first fiscal quarter of 2020 were RMB90.2 million (US$12.8 million), an increase of RMB10.0 million from RMB80.2 million in the first fiscal quarter of 2019. The increase was mainly due to the payments of leasehold and technology improvements.

Financial Position

As of November 30, 2019, the Company had cash and cash equivalents of RMB1,191.6 million (US$169.5 million) and short-term investments of RMB444.2 million (US$63.2 million).

OneSmart’s prepayments from customers balance, which represents cash collected from enrolled students for courses and recognized proportionately as the training sessions are delivered, was RMB2,425.7 million (US$345.0 million) at the end of the first fiscal quarter of 2020, an increase of 9.3% from RMB2,219.1 million at the end of the first fiscal quarter of 2019.

Cash Flow

Net cash provided by operating activities in the first fiscal quarter of 2020 was RMB13.5 million (US$1.9 million).

Net cash used in investing activities in the first quarter of 2020 was 180.8 RMB million (US$25.7 million).

Net cash used in financing activities in the first quarter of 2020 was RMB19.6 million (US$2.8 million).

Outlook for Fiscal Year 2020

Due to the impact by the ongoing coronavirus outbreak in China, we will likely revise our Fiscal Year 2020 outlook that we announced last quarter. However as the situation is still evolving and the degree of full year contribution by our rapidly growing online products requires more data to assess, we plan to provide updated full year guidance next quarter when we believe there will be more clarity.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at the noon buying rate on Nov 30, 2019, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB7.0308 to US$1.00.

Conference Call Information

OneSmart’s management will hold an earnings conference call at 8:00 AM on February 19, 2020 U.S. Eastern Time (9:00 PM on the same day Beijing/Hong Kong Time).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272
China	4001-201-203
US	1-888-346-8982
Hong Kong	800-905-945
Passcode	OneSmart

A telephone replay of the call will be available after the conclusion of the conference call through February 26, 2019.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088
U.S. Toll Free	1-877-344-7529
Passcode:	10139165

Additionally, a live and archived webcast of this conference call will be available at http://www.onesmart.investorroom.com/.

About OneSmart

Founded in 2008 and headquartered in Shanghai, OneSmart International Education Group Limited is a leading premium K-12 education company in China. Since commencement of our business, our vision is to build the most trusted “Third Classroom” outside of home and school and our mission is to bring out the utmost learning power in each student by cultivating his or her study motivation, capability and perseverance, and enable our students to pursue their life-long success. Our company culture is centered on the core values of customer focus, execution, innovation and teamwork.

The Company has built a comprehensive premium K-12 education platform that encompasses OneSmart VIP business (Premium K-12 1-on-1 training services), HappyMath (Premium math education programs), and FasTrack English (Premium English education programs). We also offer our comprehensive online classes through OneSmart Online, our premium online education services platform. At end of FY2019, OneSmart operates a nationwide network of 432 learning centers across 35 cities in China.

For more information on OneSmart, please visit http://www.onesmart.investorroom.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. OneSmart may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about OneSmart’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: OneSmart’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to penetrate premium K-12 after-school education services market; diversify and enrich our education offerings; enhance the development and management of our teacher team and teaching materials; competition in our industry in China; its ability to maintain and expand online education presence; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect our students’ information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and OneSmart does not undertake any obligation to update such information, except as required under applicable law.

Non-GAAP Financial Measures

In evaluating its business, OneSmart considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating income, non-GAAP net income attributable to OneSmart. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

OneSmart believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. OneSmart believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to OneSmart’s historical performance and liquidity. OneSmart computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. OneSmart believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For more information, please contact:

OneSmart

Ms. Rebecca Shen

+86-21-5255-9339 ext. 8139

E-mail: ir@onesmart.org

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of	As of	As of
	August 31,	November 30,	November 30,
	2019	2019	2019
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,386,412	1,191,661	169,492
Short-term investments	454,426	444,201	63,179
Prepayments and other current assets	578,787	428,647	60,966
Total current assets	2,419,625	2,064,509	293,637

Non-current assets:
Property and equipment, net	567,987	599,101	85,211
Intangible assets, net	168,622	161,664	22,994
Long-term investments	1,487,638	1,558,165	221,620
Operating lease right-of-use assets	—	1,884,770	268,073
Goodwill	815,052	812,176	115,517
Deferred tax assets	83,104	116,288	16,540
Amounts due from a related party	18,750	18,750	2,667
Other non-current assets	510,697	527,612	75,043
Total non-current assets	3,651,850	5,678,526	807,665

Total assets	6,071,475	7,743,035	1,101,302

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans (including short-term loans of the consolidated VIEs without recourse to the Group of RMB249,876 and RMB230,000 (US$32,713) as of August 31, 2019 and November 30, 2019, respectively)	249,876	230,000	32,713
Long-term loans, current portion (including long-term loans, current portion of the consolidated VIEs without recourse to the Group of RMB71,820 and RMB169,548 (US$24,115) as of August 31, 2019 and November 30, 2019, respectively)	71,820	169,548	24,115
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB750,164 and RMB646,434 (US$91,943) as of August 31, 2019 and November 30, 2019, respectively)	816,392	690,167	98,163
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to the Group of RMB66,300 and RMB59,860(US$8,516) as of August 31, 2019 and November 30, 2019, respectively)	81,397	59,860	8,516
Prepayments from customers (including prepayments from customers of the consolidated VIEs without recourse to the Group of RMB2,170,766 and RMB2,425,639 (US$345,002) as of August 31, 2019 and November 30, 2019, respectively)	2,170,815	2,425,688	345,009
Operating lease liabilities, current portion (including operating lease liabilities, current portion of the consolidated VIEs without recourse to the Group of nil and RMB517,019 (US$73,536) as of August 31, 2019 and November 30, 2019, respectively)	—	517,019	73,536
Total current liabilities	3,390,300	4,092,282	582,052

Non-current liabilities:
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of RMB55,719 and RMB40,904(US$5,818) as of August 31, 2019 and November 30, 2019, respectively)	57,066	41,182	5,857
Long-term loans (including long-term loans of the consolidated VIEs without recourse to the Group of RMB376,380 and RMB278,652 (US$39,633) as of August 31, 2019 and November 30, 2019, respectively)	1,345,754	1,232,036	175,234
Unrecognized tax benefit (including liability for unrecognized tax benefit of the consolidated VIEs without recourse to the Group of RMB25,640 and RMB33,821 (US$4,810) as of August 31, 2019 and November 30, 2019, respectively)	29,442	33,935	4,827
Operating lease liabilities, non-current portion (including operating lease liabilities, non-current portion of the consolidated VIEs without recourse to the Group of nil and RMB1,235,933 (US$175,788) as of August 31, 2019 and November 30, 2019, respectively)	—	1,235,933	175,788
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Group of RMB43,440 and RMB20,767 (US$2,954) as of August 31, 2019 and November 30, 2019, respectively)	91,440	44,767	6,367
Total non-current liabilities	1,523,702	2,587,853	368,073

Total liabilities	4,914,002	6,680,135	950,125

Commitments and contingencies

Shareholders’ equity:
Class A ordinary shares (US$0.000001 par value; 37,703,157,984 shares authorized; 4,130,261,827 issued and outstanding as of August 31, 2019 and 4,175,279,867 issued and outstanding as of November 30, 2019, respectively)	26	26	4
Class B ordinary shares (US$0.000001 par value; 2,296,842,016 and 2,296,842,016 issued and outstanding as of August 31, 2019 and November 30, 2019, respectively)	16	16	2
Treasury stock	(203,759)	(203,759)	(28,981)
Additional paid-in capital	5,501,992	5,529,783	786,508
Statutory reserves	7,080	7,080	1,007
Accumulated deficits	(4,300,153)	(4,390,086)	(624,408)
Accumulated other comprehensive income	87,148	71,420	10,158
Total OneSmart International Education Group Limited shareholders’ equity	1,092,350	1,014,480	144,290
Non-controlling interests	65,123	48,420	6,887
Total shareholders’ equity	1,157,473	1,062,900	151,177

Total liabilities, non-controlling interests and shareholders’ equity	6,071,475	7,743,035	1,101,302

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands)

	For the three months ended November 30,
	2018	2019	2019
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues	646,977	797,200	113,387
Cost of revenues	(386,585)	(516,559)	(73,471)
Gross profit	260,392	280,641	39,916

Operating expenses:
Selling and marketing (Note 1)	(166,438)	(194,894)	(27,720)
General and administrative (Note 1)	(155,023)	(200,445)	(28,510)
Total operating expenses	(321,461)	(395,339)	(56,230)
Operating loss	(61,069)	(114,698)	(16,314)

Interest income	7,703	29,736	4,229
Interest expense	(7,524)	(25,691)	(3,654)
Other income	17,052	10,126	1,440
Other expenses	(133)	(8,697)	(1,237)
Foreign exchange gains	1,210	0	0
Loss before income tax and share of net income/(loss) from equity investees	(42,761)	(109,224)	(15,536)

Income tax (expense)/benefit	(2,484)	3,399	483
Loss before share of net income/(loss) from equity investees	(45,245)	(105,825)	(15,053)

Share of net income/(loss) from equity investees	6,266	(3,834)	(545)

Net loss	(38,979)	(109,659)	(15,598)

Add: Net loss attributable to non-controlling interests	22,672	19,726	2,806

Net loss attributable to OneSmart’s shareholders	(16,307)	(89,933)	(12,792)

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the three months ended November 30,
	2018	2019	2019
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Selling and marketing	458	143	20
General and administrative	17,723	27,779	3,951
Total	18,181	27,922	3,971

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands)

	For the three months ended November 30,
	2018	2019	2019
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net loss	(38,979)	(109,659)	(15,598)
Other comprehensive income:
Unrealized gain/(loss) on available-for-sale investments, net of tax	30,129	(18,259)	(2,597)
Foreign currency translation adjustment	9,984	2,530	360

Comprehensive income/(loss)	1,134	(125,388)	(17,835)
Add: Comprehensive loss attributable to non-controlling interests	22,672	19,726	2,806

Comprehensive income/(loss) attributable to OneSmart’s shareholders	23,806	(105,662)	(15,029)

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(Amounts in thousands)

	For the three months ended November 30,
	2018	2019	2019
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Selling and marketing expenses	166,438	194,894	27,720
Share-based compensation expense in selling and marketing expenses	458	143	20
Non-GAAP selling and marketing expenses	165,980	194,751	27,700
General and administrative expenses	155,023	200,445	28,510
Share-based compensation expense in general and administrative expenses	17,723	27,779	3,951
Non-GAAP general and administrative expenses	137,300	172,666	24,559

Operating costs and expenses	708,046	911,898	129,701
Share-based compensation expense in operating costs and expenses	18,181	27,922	3,971
Non-GAAP operating costs and expenses	689,865	883,976	125,730

Operating loss	(61,069)	(114,698)	(16,314)
Share-based compensation expenses	18,181	27,922	3,971
Non-GAAP operating loss	(42,888)	(86,776)	(12,343)

Net loss attributable to OneSmart’s shareholders	(16,307)	(89,933)	(12,792)
Share-based compensation expenses	18,181	27,922	3,971
Non-GAAP net income/(loss) attributable to OneSmart	1,874	(62,011)	(8,821)